UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NO.: 0-50429

Date of Report: March 16, 2007

PROSPERO MINERALS CORP.

(Exact name of registrant as specified in its charter)

Nevada	**33-1059313**
(State of other jurisdiction of incorporation or organization	(IRS Employer Identification No.)

575 Madison Avenue, 10th Floor, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

212-937-8442

(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors

On March 16, 2007 Matthew Zbären resigned from his positions as Director and Chief Operations Officers of Prospero Minerals Corp.

On March 16, 2007 Darvie D. Fenison resigned from his positions as Director, Treasurer, Secretary, and acting Chief Financial Officer and Chief Executive Officer of Prospero Minerals Corp.

On March 16, 2007 Edward J. Martin resigned from his positions as Director, Chairman, and President of Prospero Minerals Corp.

On March 16, 2007 Joseph Cerni resigned from his position as Director of Prospero Minerals Corp.

As a result of the aforesaid resignations, Etoile Pinder is the only remaining member of the Board of Directors, and there are no officers of Prospero Minerals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSPERO MINERALS CORP.

Dated: March 16, 2007   By: /s/ Darvie Fenison

                                             Darvie Fenison, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.